

Mail Stop 3561

May 7, 2010

Mr. Xu Zong Bao
President
China Education Acquisition Corp
c/o David N. Feldman, Esq.
Feldman LLP
420 Lexington Avenue, Suite 2620
New York, NY 10170

      Re: **China Education Acquisition Corp**
           Item 4.01 Form 8-K
           Filed April 14, 2010
           Amendment No. 1 to Item 4.01 Form 8-K
           Filed April 23, 2010
           Amendment No. 2 to Item 4.01 Form 8-K
           Filed May 5, 2010
           File No. 0-53857

Dear Mr. Bao:

      We have completed our review of your Form 8-K and have no further comments at this time.

                    Sincerely,

                    William H. Thompson
                    Accounting Branch Chief